September 12, 2006

Via EDGAR (Correspondence)

Ms. Linda Cvrkel
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, DC 20549

Re:	Modine Manufacturing Company
      Form 10-K for the Fiscal Year Ended March 31, 2006
                  SEC File No. 001-01373

Dear Ms. Cvrkel:

This letter is in response to your follow-up letter of August 28, 2006, commenting on our response letter dated August 18, 2006 pertaining to the Form 10-K for the fiscal year ended March 31, 2006. We have repeated the comments from your letter below, followed by our responses.

Form 10-K for the year ended March 31, 2006

Note 1. Significant Accounting Policies

-- Revenue Recognition

1.
We note from your response to our prior comment 5 that you assess collectibility of the commodity price increases through discussions with the customers or by knowledge of customer history in determining whether revenue should be recognized for commodity price increases. In future filings, please expand your Critical Accounting Policies section of MD&A to include a discussion, similar to that included in your response, of how you consider contractual commodity price increases in your revenue recognition policy.

Modine Response
In our future filings, we will expand our Critical Accounting Policies section of MD&A to include a discussion, similar to that included in our August 18, 2006 response to the Securities and Exchange Commission, of how we consider contractual commodity price increases in our revenue recognition policy.

-- Reclassifications

2.
We note from your response to our prior comment 7 that you believe the change to present purchase discounts as cost of sales from other income/expense is not a correction of an error, but a reclassification to be more consistent with predominant industry practice. Please tell us the amount of the purchase discount reclassification related to 2005 and 2004 and clarify for us if these amounts related entirely to purchase discounts received by the Company or indicate the amount that related to purchase discounts given to your customers. Also, please tell us why you do not believe that your accounting for these purchase adjustments should have changed upon the issuance of EITF 02-16. Additionally, as previously requested, for each type of reclassification adjustment discussed in your response, please provide us with the amount of each adjustment. We may have further comment upon receipt of your response.

Modine Response
In the first quarter of fiscal 2006, the Company made certain changes to the classification of items within the statement of earnings. The changes made in the fiscal 2006 presentation were disclosed in the footnotes to the Form 10-K for the year ended March 31, 2006, and fiscal years 2005 and 2004 were reclassified to conform to the revised presentation. The following adjustments were made for fiscal years 2005 and 2004 ($’s in thousands):

Type of Adjustment	2005 $ Amount	2004 $ Amount
Royalty income	$4,085	$6,086
Gains (losses) on asset disposals and tooling sales	1,003	4,382
Purchase discounts	3,979	3,400
Total adjustments from other income-net to income from operations	$9,067	$13,868

Allocations (allocated from SG&A to cost of sales)	$13,274	$13,506

Purchase discounts: As noted above, in fiscal 2006, purchase discounts of $3,979,000 for fiscal 2005 and $3,400,000 for fiscal 2004 were reclassified from other income-net to cost of sales. These amounts were entirely comprised of discounts the Company received for earlier than normal payment of vendor invoices and did not include any discounts provided to our customers.

The Company adopted EITF Issue 02-16 when it became effective on January 1, 2003, and did not believe that EITF Issue 02-16 required a change in our classification of these discounts. Upon adoption, the Company interpreted EITF Issue 02-16 to be applicable to cash consideration offered for the purchase of a vendor’s products and not applicable to discounts for early payment of invoices, as the consensus does not specifically address such early payment discounts. The Company believed that the early payment discounts offered by our vendors were financing-related and reflective of the time value of money inherent in earlier than normal payment terms. Furthermore, the Company believed that other manufacturing companies also continued to classify these costs as financing transactions below operating income after the effective date of EITF Issue 02-16. Accordingly, the Company did not believe that a classification change was required under the guidance of EITF Issue 02-16, and the presentation of these costs in other income-net continued to be an acceptable method under U.S. GAAP.

Subsequent to our adoption of EITF Issue 02-16, the Company believed that other manufacturing companies were more frequently presenting these discounts as a reduction of purchases in cost of sales. In fiscal 2006, the Company believed that the presentation of such discounts in cost of sales had become the predominant practice, and accordingly, the Company changed its classification to be consistent with predominant industry practice. The Company concluded that this change was not a correction of an error based on the premise that the discounts were financing-related. Accordingly, the prior presentation was considered acceptable, although no longer the preferred method based on recent trends. Additionally, the Company considered the significance of the discounts to cost of sales and gross profit and concluded the reclassification of the discounts had a de minimus effect on both financial statement measures. For the reasons stated above, the Company concluded that the reclassification presentation in the financial statements was appropriate, in all material respects, and was clearly disclosed in the notes to the financial statements.

If you have further comments or questions regarding this response, please contact the undersigned at (262) 636-1681. Thank you for your attention to this matter.

Very truly yours,

/s/Bradley C. Richardson
Bradley C. Richardson
Executive Vice President, Finance and
Chief Financial Officer

cc:  Ms. Claire Erlanger
    U.S. Securities and Exchange Commission

                    Mr. Richard J. Doyle
   Audit Committee Chair

   Mr. Raymond L. Wilson
   PricewaterhouseCoopers LLP